Exhibit 3.1 - By-Law Amendment

“Article IV. Section .03, (D). Treasurer. The Treasurer shall be responsible for the care and custody of all the funds and securities of the corporation.  The Treasurer shall perform the duties of principal financial officer of the Corporation and render an account of the financial condition and operations of the corporation to the Board of Directors or the Chief Executive Officer as often as the Board of Directors or the Chief Executive Officer shall require.  He or she shall have such other powers and duties as may be delegated to him or her by the Chief Executive Officer.”